[QUINTEK LETTERHEAD]




                                  July 15, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Steven Jacobs, Senior Staff Accountant
Washington, D.C. 20549-0303

         RE:      Quintek Technologies, Inc.
                  Form 10-KSB/A for the fiscal year ended June 30, 2004
                  Form 10-QSB for the quarterly period ended September 30, 2004 Form 10-QSB for the quarterly period ended December 31, 2004 File No. 000 - 29719

Dear Mr. Jacobs:

         We are writing in response to your comment letter dated March 17, 2005 regarding the above referenced filings (the "Filings") for Quintek Technologies, Inc. (the "Company"). Our responses to your comments follow each of the comments below.

Form 10-KSB/A for the fiscal year ended June 30, 2004

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your filing to include an audit report covering the 2003 financial statements.

Quintek response to item 1-

Our amended Form 10-KSB/A for the fiscal year ended June 30, 2004 has been amended to include at page F-1/A an audit report covering the 2003 financial statements.

Factoring Payable, page F-14

2. Please disclose the amounts and terms of warrants, including bonus warrants, issued in association with your factoring transactions since the inception of your relationship with the factoring company. Please disclose how you accounted for those costs and what amounts, if any, were amortized to earnings in each year. Finally, explain how you considered EITF 96-18 in accounting for these warrants.

Quintek response to item 2

No warrants have been issued to the factoring company as of yet.

Convertible Notes, page F-15

3. Please supplementally advise us how you considered EITF 98-5 and APB 14 in accounting for the conversion feature and detachable stock warrants, respectively. From your disclosure, it appears that you have not allocated any proceeds to either of these items. Disclose the balance of any remaining unamortized beneficial conversion features, and disclose the related amounts that have been recognized in earnings in the 2003 and 2004 fiscal years, and in the six months ended 12/31/04.

Quintek Response to item 3

         The Company has considered EITF 98.5 and APB 14 in accounting for conversion feature and detachable stock warrants as follows.

         During the year ended June 30, 2004, 200,000 shares of warrants were issued for consulting services for three years beginning February 2004, valued at $41,572. An amount of $5,774 was amortized during the year ended June 30, 2004. The unamortized beneficial conversion feature is $35,798. The fair value of the warrants is estimated on the grant date using the Black-Scholes Model. The following assumptions were made in estimating fair value.

         Annual rate of quarterly dividends                      0.00%
         Discount rate - Bond Equivalent Yield                   3.50%
         Expected life                                           3 years
         Expected volatility                                     100%

         $6,928 has been amortized for the six month period ending December 31, 2004.


Stockholders Equity, page F-16

4 Please disclose how you considered APB 26 in your accounting for conversions of debt to common shares. In your response, specifically address each of the conversions in which shares were issued at below market rates, including but not limited to the 2003 issuance of 1,773,695 common shares for conversion of a bond and the 2004 issuance of 4,628,572 common shares for conversion of a bond. Please disclose the amount of expense, if any that was recognized in earnings as a result of these transactions. Please provide similar explanations for those transactions discussed in note 13.

Quintek response to Item 4

         We considered APB 26 in accounting for conversions of debt to common shares as follows. The Company values the shares issued for the conversion of debt at the market value of the shares on the date of the conversion of the debt into shares.

         All the shares issued in 2003 and 2004 were at the market value and fully paid for the debt. There was no gain or loss recorded as a result of the transactions.


Closing Comment

The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in the Filings;

         o Securities and Exchange Commission staff ("Staff") comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

         o The Company may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


         Any questions regarding the revised Filings or this letter should be directed to the Company's counsel, Gary L. Blum, of the Law Offices of Gary L. Blum, 3278 Wilshire Boulevard., Suite 603, Los Angeles, California, telephone
(213) 381-7450, facsimile (213) 384-1035.

                                       Sincerely,

                                       Quintek Technologies, Inc.

                                       By: /s/ Andrew Haag
                                           -------------------------------------
                                           Andrew Haag
                                           Chief Financial Officer


                                      -3-